

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2007

By U.S. mail and facsimile to (918) 838-8810

Mr. George L. Austin
Vice President, Finance and Chief Financial Officer
Matrix Service Company
10701 East Ute Street
Tulsa, OK 74116

> **RE: Matrix Service Company**
> **Form 10-K for the fiscal year ended May 31, 2006**
> **Filed August 4, 2006**
>
> **File No. 1-15461**

Dear Mr. Austin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2006

Note 4. Goodwill, page 62

1. Your disclosures here and elsewhere throughout your filing do not appear to fully explain your third quarter 2005 goodwill impairment charge of $25.0 million. Given the significance of this charge, substantive, informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the impairment charge. In this regard, we note the requirements of paragraph 47a of SFAS 142

and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. Please tell us and expand your disclosures throughout your future filings to clarify/address the following:

- Disclose the estimated fair value versus the carrying value for your Construction Services segment as of February 28, 2005, and indicate whether such estimated fair value had been declining over the recent years.
- We note on page 28 in MD&A that a third quarter 2005 review was performed due to "impairment indicators related to liquidity issues and operating results". Describe the impairment indicators in more detail and discuss when these changes in circumstances occurred.
- Your critical accounting estimates section should disclose: significant assumptions related to your estimates, uncertainties associated with your assumptions, and risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a change in these assumptions.
- Discuss the significant, critical accounting assumptions that differed between the impairment tests conducted at May 31, 2004, and February 28, 2005, and the basis for these assumptions at each date.

2. There is a concern that investors may have been surprised by this $25.0 million impairment charge, which accounted for 64% of fiscal year 2005 operating loss. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." We note the following:

- In reading your prior disclosures, there does not appear to be any disclosure regarding the implications of adverse events and/or underperformance in your Construction Services segment. In fact, your Form 10-Q for the second quarter ended November 30, 2004 stated that, "Construction Services gross margins increased from 7.2% in the second quarter of fiscal 2004 to 9.1% in the second quarter of fiscal 2005 as large low margin power projects performed by our Eastern operations in fiscal 2004 were partially replaced with higher-margin Other Industries work in fiscal 2005." You also indicated that Construction Services revenues had decreased primarily due to lower revenues from the Power Industry as a result of the completion of two large power projects performed by your Eastern operations in fiscal 2004 that were not replaced dollar for dollar in the first half of fiscal 2005.   These disclosures may indicate to an investor that management had no uncertainties with regard to the recoverability of Construction Services' long-lived assets, particularly goodwill.

- Your Critical Accounting Policies in your Form 10-Q for the quarter ended November 30, 2004, as well as in your May 31, 2006, Form 10-K contains the following boilerplate type disclosure: "Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Judgments and assumptions related to revenue, gross margins, operating expenses, interest, capital expenditures, cash flow and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and ultimately results in the recognition of impairment charges in the financial statements… We perform our annual analysis during the fourth quarter of each year and in any other period in which indicators of impairment warrant an additional analysis."   We note that you did not provide any disclosure regarding whether the fair values of your long-lived assets were declining and/or whether fair values were sufficiently close to carrying value to warrant concern regarding potential future impairment.   The lack of this disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeded the carrying value in a sufficient amount that goodwill impairment was not reasonably possible.

Therefore, please clarify for us why there was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Construction Services goodwill asset. Describe the specific factors considered by management at May 31, 2005, in assessing the likelihood of future goodwill impairment.

Note 5. Debt, page 62

3. We note your discussion of the registration rights agreement entered into in connection with the private placement of $30 million of your convertible notes. In future filings please comply with the disclosure requirements of paragraph 12b-d of FSP EITF 00-19-2.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief